SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

SEC Registration No. 333-43593

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN

LITHIA MOTORS, INC.

360 East Jackson Street

Medford, OR 97501

Report of Independent Registered Public

Accounting Firm

and Financial Statements with

Supplemental Schedule for

Lithia Motors Inc. Salary

Reduction Profit Sharing Plan

December 31, 2011 and 2010

TABLE OF CONTENTS

Page

REPORT OF independent REGISTERED PUBLIC
ACCOUNTING FIRM	1-2

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-13
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2011
Schedule H, Line 4i – Schedule of assets (held at end of year)	14

EXHIBIT INDEX
Consent of Independent Registered Public Accounting Firm	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Lithia Motors, Inc. Salary Reduction Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

Medford, Oregon

June 20, 2012

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010

ASSETS
Investments, at fair value
Registered investment companies	$49,652,021	$45,958,667
Common collective trust	14,315,009	10,892,539
Lithia Motors, Inc. Class A Common Stock	10,474,644	9,769,101
	74,441,674	66,620,307

Receivables
Notes receivable from participants	4,418,880	4,001,645
Employer's contribution	1,550,892	502,182
	5,969,772	4,503,827
	80,411,446	71,124,134

LIABILITIES
Excess participant contributions payable	(40,722)	(70,300)
NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	80,370,724	71,053,834

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(98,781)	(290,731)

NET ASSETS AVAILABLE FOR BENEFITS	$80,271,943	$70,763,103

See Notes to Financial Statements	Page 3

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
Net appreciation in fair value of investments	$2,539,157
Interest and dividends	1,758,909

4,298,066

Interest income on notes receivable from participants	234,007

Contributions:
Employer's	1,550,892
Participants'	8,947,162
Rollovers	2,644,803

13,142,857

17,674,930

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	7,984,672
Administrative expenses	181,418

8,166,090

NET INCREASE IN NET ASSETS	9,508,840

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	70,763,103

End of year	$80,271,943

See Notes to Financial Statements	Page 4

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of Lithia Motors, Inc. and its subsidiaries (collectively, the Company) as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration – The Company has appointed a 401(k) Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with DWS Trust Company to act as the custodian and trustee and ADP Retirement Services, a third-party administrator, to process and maintain the records of participant data.

Contributions – Each year, the Company contributes to the Plan an amount determined annually by the Company’s senior management. For employee contributions made in 2011 the Company contributed 35% on the first $2,500 of the employee contributions. The Participant must be employed on the last day of the Plan year to be eligible for this contribution. Participants may contribute, under a salary reduction agreement, the maximum allowed by the Internal Revenue Service under Code Section 402(g). The Plan also permits the automatic enrollment of eligible employees in the Plan with a contribution of 3% of eligible compensation, unless the employee affirmatively elects otherwise. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers investments in various registered investment companies, a common collective trust managed by DWS Investments as well as shares of Class A Common Stock of the Company.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings, and is charged with a per capita allocation (equal amount) of the Plan’s administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant loan fund. Loan terms range up to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of Prime + 1% (from 4.25% to 10.50% as of December 31, 2011, with various maturities through August 2041) at the time the loan is issued. Principal and interest are paid ratably through semimonthly payroll deductions.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits – Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount or annual, semiannual, quarterly or monthly installments over a period of years equal to the value of the participant’s vested interest in their account. The Plan requires the automatic distribution of participant vested account balances that do not exceed $5,000.

Forfeited Accounts – Forfeited non-vested accounts at December 31, 2011 and 2010 totaled $64,292 and $120,752, respectively, and are used to reduce future employer contributions.  Forfeitures utilized in 2011 to reduce the employer’s contribution for the year ended December 31, 2011 amounted to $68,700.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), using the accrual method of accounting.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. The guidance, which was effective for reporting periods beginning after December 15, 2009, required additional disclosures about transfers between levels within the fair value hierarchy, and clarified existing disclosure requirements regarding classes of assets and liabilities measured at fair value. Additional guidance, which is effective for reporting periods beginning after December 15, 2010, requires the Plan to present information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the beginning and ending balance of Level 3 fair value measurements. The Plan adopted the Level 3 reconciliation disclosures effective January 1, 2011. See Note 3.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 requires disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs. ASU No. 2011-04 requires information about all transfers between Levels 1 and 2, not just significant transfers, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Plan management does not expect the adoption of ASU No. 2011-04 to have a material effect on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

As required by GAAP, the statements of net assets available for benefits present the fair value of the Plan’s investment in a common/collective trust which has underlying assets in investment contracts, as well as the adjustment of the underlying fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Notes Receivable from Participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

Excess Contributions Payable – Excess contributions payable represent amounts refunded to participants after year end to comply with regulatory contribution limitations.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Substantially all expenses except for audit and legal fees relating to the Plan are paid by the Plan.

Subsequent Events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are available to be issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are available to be issued.

The Plan has evaluated subsequent events through June 20, 2012, which is the date the financial statements were issued.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (ASC) Section 820-10-35 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC Section 820-10-35 are described below:

Level 1:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:

Inputs to the valuation methodology include:

•            Quoted prices for similar assets or liabilities in active markets;

•            Quoted prices for identical or similar assets or liabilities in inactive markets;

•            Inputs other than quoted prices that are observable for the asset or liability;

•            Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 from those used in prior years.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies (Mutual funds): Valued at quoted market prices which represent the net asset value (NAV) of shares held by the Plan at year end. It is not probable that the mutual funds would be sold at amounts that differ materially from the NAV of shares held.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

Common/collective trust: The Schwab Stable Value Trust is a collective trust designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Fund seeks to earn a high level of income consistent with those objectives. The Fund holds guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive). The common/collective trust is valued at fair value based on the underlying investments. The underlying investments are valued at fair value as determined by the trustee of the underlying investments (i.e. principal balance plus accrued interest).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010.

INVESTMENT TYPE PER FINANCIAL STATEMENTS	Investments at fair value at December 31, 2011
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

Common/collective trust
Fixed income fund	$ -	$ 14,315,009	$ -	$ 14,315,009
Total Common/collective trust	-	14,315,009	-	14,315,009

Mutual funds
Bond funds	6,541,867	-	-	6,541,867
Growth funds	19,986,671	-	-	19,986,671
Value funds	4,767,628	-	-	4,767,628
Blend funds	14,999,517	-	-	14,999,517
Target date funds	3,264,986	-	-	3,264,986
Other funds	91,352	-	-	91,352
Total Mutual funds	49,652,021	-	-	49,652,021

Common stock
Lithia Motors, Inc.	10,474,644	-	-	10,474,644
Total Common stock	10,474,644	-	-	10,474,644

	$ 60,126,665	$ 14,315,009	$ -	$ 74,441,674

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

INVESTMENT TYPE PER FINANCIAL STATEMENTS	Investments at fair value at December 31, 2010
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

Common/collective trust
Fixed income fund	$ -	$ 10,892,539	$ -	$ 10,892,539
Total Common/collective trust	-	10,892,539	-	10,892,539

Mutual funds
Bond funds	4,826,225	-	-	4,826,225
Growth funds	15,929,698	-	-	15,929,698
Value funds	4,931,900	-	-	4,931,900
Blend funds	16,256,161	-	-	16,256,161
Target date funds	2,822,747	-	-	2,822,747
Other funds	1,191,936	-	-	1,191,936
Total Mutual funds	45,958,667	-	-	45,958,667

Common stock
Lithia Motors, Inc.	9,769,101	-	-	9,769,101
Total Common stock	9,769,101	-	-	9,769,101

	$ 55,727,768	$ 10,892,539	$ -	$ 66,620,307

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 5 – INCOME TAX STATUS

The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service dated March 31, 2008. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from federal taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with GAAP guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax positions and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – INVESTMENTS

The following presents investments that represent 5% or more of Plan net assets at:

	December 31,
	2011	2010

Registered investment companies
MFS Total Return Fund - R3	$7,942,308	$5,042,009
DWS S&P 500 Index Fund - S	$4,802,649	$-
*Oppen Develop Markets - Y	$3,354,988	$4,145,586
*American Fund Gr Fnd of America - R4	$-	$3,561,038
Schwab Stable Value Adv, at contract value	$14,216,228	$-
*DWS Stable Value Fund S, at contract value	$-	$10,601,808
Lithia Motors, Inc. Common Stock	$10,474,644	$9,769,101

* Less than 5% current year, but greater than 5% prior year

For the year ended December 31, 2011, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated in value as follows:

Year ended December 31,
2011
Registered investment companies	$(2,321,615)
Lithia Motors, Inc. Class A Common Stock	$4,860,772
$2,539,157

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,
	2011	2010

Net assets available for benefits per
the financial statements	$80,271,943	$70,763,103

Employer contributions receivable
not accrued on Schedule H of Form 5500	$(1,550,892)	$(502,182)

Benefits payable accrued on Schedule H of
Form 5500 but not on financial statements	$(4,208)	$(10,893)

Excess participant contributions payable
not accrued on Schedule H of Form 5500	$40,722	$70,300

Net assets available for benefits per
Schedule H of Form 5500	$78,757,565	$70,320,328

The following are reconciliations of employer and participant contributions and distributions per the financial statements for the year ended December 31, 2011 to Schedule H of Form 5500 as the Form 5500 is prepared on a cash basis while the financial statements are prepared on the accrual basis of accounting:

Employer contributions per the
financial statements	$1,550,892

Plus 2010 employer contributions received
by the Plan in 2011 not accrued on
Schedule H of Form 5500	$502,182

Less 2011 employer contributions received
by the Plan in 2012 and not accrued
on Schedule H of Form 5500	$(1,550,892)

Employer contributions per Schedule H
of Form 5500	$502,182

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500 (continued)

Participant contributions per the
financial statements	$8,947,162

Excess participant contributions for 2011	$40,722

Excess contribution payable for 2010	$(70,300)

Actual excess contributions during
2011 relating to 2010	$68,215

Employee contributions per the
Schedule H of Form 5500	$8,985,799

Benefits paid to participants per the
financial statements	$7,984,672

Less benefits payable accrued for 2009	$(10,893)

Excess contributions during 2011 relating to 2010	$68,215

Benefits payable accrued for 2011 on Schedule H
of Form 5500 but not on financial statements	$4,208

Total benefits paid per the
Schedule H of Form 5500	$8,046,202

NOTE 8 – TRANSACTIONS WITH PARTIES IN INTEREST AND RELATED PARTIES

Transactions in shares of the Plan Sponsor’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2011, the Plan purchased $2,899,486 and sold $2,165,942 of the Plan Sponsor’s common stock.

Certain Plan investments are managed by DWS Scudder, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

SUPPLEMENTAL SCHEDULE

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

EIN 93-0572810 PN 003

(a)	(b) Identify of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Number of Shares	(d) Cost	(e) Current value
	Schwab Stable Value Adv	Common/Collective Trusts	726,596.7139	N/A	$14,216,228
*	Lithia Motors, Inc. Common Stock	Common Stock	479,168.3736	N/A	$10,474,621
	MFS Total Return FD - R3	Registered Investment Company	566,498.4273	N/A	$7,942,308
*	DWS S&P 500 Index Fund - S	Registered Investment Company	287,583.7853	N/A	$4,802,649
	American Century Growth - INV	Registered Investment Company	150,820.5351	N/A	$3,705,661
	Oppen Develop Markets - Y	Registered Investment Company	115,809.0491	N/A	$3,354,988
	BR Health Sci Opps Port - Inst	Registered Investment Company	97,019.5827	N/A	$2,835,882
	American Fund Eurpac Gr FD - R	Registered Investment Company	81,116.3762	N/A	$2,802,571
	Nueberger & Berman Genesis Trst	Registered Investment Company	55,071.5435	N/A	$2,654,448
*	DWS Large Cap Value Fund S	Registered Investment Company	148,165.7659	N/A	$2,533,635
	Pimco Low Duration Fund - ADM	Registered Investment Company	229,016.0721	N/A	$2,356,575
	GS High Yield Fund - A	Registered Investment Company	323,630.5077	N/A	$2,216,927
	LA Fundamental EQ I	Registered Investment Company	181,842.5910	N/A	$2,207,569
*	DWS Lifecompass 2015 Fund - S	Registered Investment Company	207,635.3334	N/A	$2,159,407
	Managers Cadence Mid-Cap Admi	Registered Investment Company	84,549.2445	N/A	$2,017,345
	Amer Cent Infl Adj Bond Fund INV	Registered Investment Company	154,502.7063	N/A	$1,968,364
	MFS Utilities Fund - R3	Registered Investment Company	70,544.9769	N/A	$1,194,326
	Allianz RCM Technology - Admi	Registered Investment Company	27,331.0407	N/A	$1,185,074
	GS Mid Cap Value Fund - A	Registered Investment Company	31,165.0685	N/A	$1,039,667
*	DWS Global Small Cap Growth - S	Registered Investment Company	28,339.0806	N/A	$988,184
*	DWS Lifecompass 2030 Fund - S	Registered Investment Company	64,910.8853	N/A	$575,760
*	DWS Lifecompass 2020 Fund - S	Registered Investment Company	40,607.5378	N/A	$505,564
	Franklin Gold and Precious Metal - A	Registered Investment Company	12,130.4285	N/A	$442,518
*	DWS Enchance Commodity Strat	Registered Investment Company	26,868.2626	N/A	$91,352
*	DWS Alt Asset Allocation S	Registered Investment Company	3,168.0391	N/A	$27,562
	Nuveen Mid Cap Index I	Registered Investment Company	1,583.4877	N/A	$19,429
*	DWS Lifecompass 2040 Fund - S	Registered Investment Company	2,371.4952	N/A	$17,905
*	DWS Lifecompass Retire Fund - S	Registered Investment Company	581.0012	N/A	$6,350
*	Company Stock Pending Fund	Other Investments	23.7000	N/A	$24
*	Notes Receivable from Participants	Interest Rates (4.25 to 10.50)	0	N/A	$4,418,880
					$78,761,773

N/A - Cost is not applicable as these are participant directed investments.

* - Party-in-interest to the Plan

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2012 LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

By: /s/Christopher Holzshu

Christopher Holzshu

EXHIBIT INDEX

Exhibit Description

23 Consent of Independent Registered Public Accounting Firm